P. O. BOX 7231
St. Louis, MO 63177-1231
Matthew W. Geekie
Senior Vice President, Secretary & General Counsel
Phone    314-573-9200
Direct    314-573-9278
Fax    314-573-9445
Email    Matthew.Geekie@graybar.com

October 30, 2019

VIA EDGAR AND TELECOPIER (202-772-9367) Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549 Attention: Eric Atallah
RE: Graybar Electric Company, Inc. and Voting Trustees under Voting Trust Agreement Registration Statement on Form S-1 (Registration No. 333-233402)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Graybar Electric Company, Inc. and the Voting Trustees under the Voting Trust Agreement, dated as of March 3, 2017, relating to Common Stock issued by Graybar Electric Company, Inc. hereby request acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 a.m. EST on November 1, 2019, or as soon thereafter as practicable.
Please call James R. Levey at (314) 573-9245, Robert J. Endicott at (314) 259-2447, or me at (314) 573-9278, if you have any questions or comments. Thanks for your continued assistance.
Sincerely,
GRAYBAR ELECTRIC COMPANY, INC.

By:        /s/ M. W. Geekie
M. W. Geekie, Senior Vice President, Secretary and General Counsel

34 NORTH MERAMEC AVENUE, CLAYTON, MISSOURI 63105-3882
www.graybar.com

VOTING TRUSTEES

/s/ K. M. Mazzarella
K. M. Mazzarella

/s/ R. R. Harwood
R. R. Harwood

/s/ R. C. Lyons
R. C. Lyons

/s/ D. G. Maxwell
D. G. Maxwell

/s/ W. P. Mansfield
W. P. Mansfield

34 NORTH MERAMEC AVENUE, CLAYTON, MISSOURI 63105-3882
www.graybar.com